

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Mr. R. Scott Huennekens
President and Chief Executive Officer
Volcano Corporation
3721 Valley Centre Drive, Suite 500
San Diego, California 92130

Re: Volcano Corporation
**   Schedule 14D-9**
**   Filed December 30, 2014**
**   File No. 005-82497**

Dear Mr. Huennekens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise whether any of your convertible notes can be converted for cash prior to the Effective Time. We note that the preliminary communication on Schedule 14D-9 filed on December 22, 2014 indicates that 2017 Notes are currently convertible. If so, please provide your analysis as to the applicability of Rule 13e-4 to the conversion option.

2.   Please provide your analysis as to the applicability of Rule 14e-5 to the unwinding or termination of the call spread transactions, or the ongoing hedging with respect to those transactions being engaged in by your advisor.

Confidentiality Agreement, page 13

3.   We note the following statements in the last paragraph on page 13:

*   "The Merger Agreement … is not intended to modify or supplement any factual disclosures about Volcano in Volcano's public reports filed with the SEC."
*   "The Merger Agreement and the summary of its terms contained in the Offer to Purchase … are not intended to provide any other factual information about Volcano…"
*   "The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made … solely for the benefit of each other."

Please revise to remove any implication that the merger agreement and the summary of its terms do not constitute public disclosure under the federal securities laws.

4.   We note the statement that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Certain Financial Projections, page 24

5.   Please provide the disclosure required by Regulation G with respect to all non-GAAP financial measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Matthew T. Browne, Esq.
Cooley LLP